

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
3980 Premier Drive, Suite 310
High Point, NC 27265

      Re: vTv Therapeutics Inc.
          Registration Statement on Form S-3
          Filed June 3, 2021
          File No. 333-256755

Dear Mr. Holcombe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Fredrick Philantrope at 202-551-6875 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence G. Wee, Esq.